Exhibit 99.1

November 10, 2015

Support.com, Inc.
900 Chesapeake Drive, Second Floor
Redwood City, California 94063
Attn: Board of Directors

To the Board of Directors:

As you know, we own 8,070,495 shares of Support.com, Inc. (“Support” or the “Company”), representing approximately 14.7% of the Company’s outstanding shares and making us collectively the Company’s largest shareholder. Since we sent our last letter to you on October 29, 2015, we have received numerous emails and phone calls in support of our efforts to bring good governance, strategic direction and an alignment of interests to Support. We have been contacted by institutional shareholders, individual shareholders (including retirees who rely on their investments to fund their lives), financial advisors and sell-side research firms, many of whom have encouraged us to continue with our efforts and voiced support for your removal from the Board of Directors (the “Board”).

It is clear to us that the Board’s strategy has been to ignore the Company’s shareholders rather than engage meaningfully with the true owners of the Company and address their concerns. From the emails and calls we have received, it is evident that you have been ignoring Support’s shareholders for quite some time. The Board’s complete disregard for shareholders is completely inexcusable as shareholders continue to suffer material losses under your misguided stewardship. Compounding matters is your unwillingness to make a material investment in the Company, even as it continues to trade at a negative enterprise value which makes us question whether you, the people closest to the Company, believe in the Company’s long-term sustainability under your own leadership.

In addition, not only is the Board ignoring shareholders, it is actively squandering precious corporate resources to further entrench itself. We are quite familiar with Keith Gottfried of Morgan Lewis, who the Board has engaged specifically for corporate defense purposes. In fact, members of our group have experience with Mr. Gottfried from his representation of PLX Technology, Inc., where shareholders overwhelmingly supported our group member’s dissident slate of directors and handedly defeated the incumbent slate represented by Mr. Gottfried at an annual meeting of shareholders. In the case of Support, it appears that Mr. Gottfried has advised the Board to adopt a poison pill without shareholder approval and to otherwise disregard the Company’s largest shareholder. We do not believe that shareholders will stand for such tactics and we expect them to voice their opinions accordingly at the next meeting of shareholders.

Given the clear dissatisfaction amongst the Company’s shareholder base and the Board’s refusal to negotiate with us, we call on the Board to call a special meeting of shareholders at the earliest possible date to enable shareholders to establish a clear mandate for the Company. Shareholders cannot afford to wait until the next annual meeting to address the issue of Board composition and we expect the Board to show it recognizes and respects the shareholders’ sense of urgency. We encourage supportive shareholders to communicate their position to the Board.

In closing, we believe as directors, each of you is responsible for the destruction of shareholder value that has occurred under your leadership of the Company. We reiterate that we intend to hold each of you personally liable to the fullest extent permitted by law should the Board enter into a foolish transaction such as an acquisition, reverse merger, equity offering or any other material transaction without shareholder approval.  We will continue to closely monitor the Company’s performance and actions and will not hesitate to take any actions that we believe are necessary to protect shareholder rights and maximize shareholder value, including highlighting further deficiencies in a public forum.

Sincerely,

/s/ Eric Singer	/s/ Bradley Radoff	/s/ Joshua Schechter

Eric Singer	Bradley Radoff	Joshua Schechter